Exhibit 21.1

Rubicon Technologies, Inc.

Subsidiaries of the Company

Name of subsidiary	State (or other jurisdiction of incorporation)
Rubicon Technology Worldwide LLC	Illinois
Rubicon Technology BP LLC	Delaware
Rubicon Sapphire Technology (Malaysia) SDN BHD	Malaysia
Rubicon Technology Hong Kong Limited	Hong Kong
Rubicon DTP LLC	Delaware